

701 NINTH STREET, N.W.
WASHINGTON, D.C. 20068-0001

KIRK J. EMGE   **Telephone: (202) 872-3175**
Senior Vice President and   **Fax: (202) 872-3281**
General Counsel

November 6, 2008

Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

Ladies and Gentlemen:

I am Senior Vice President and General Counsel of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of up to 16,100,000 shares of common stock, par value $.01 per share, of the Company (the "Shares"), which includes up to 2,100,000 shares issuable upon the Underwriters' (as defined below) exercise of an over-allotment option pursuant to the Purchase Agreement, dated as of November 5, 2008 (the "Purchase Agreement"), between the Company and Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. (collectively, the "Representatives") for themselves and as representatives of the other underwriters named on Schedule A of the Purchase Agreement (collectively, the "Underwriters"). In connection with rendering this opinion, I, or my representatives, have reviewed:

(i)   the Purchase Agreement;

(ii)   a registration statement on Form S-3 (File No. 333-145691) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), which was automatically effective upon filing with the United States Securities and Exchange Commission (the "Commission") on August 24, 2007;

(iii)   the base prospectus, dated as of August 24, 2007 (the "Base Prospectus");

(iv)   the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated November 5, 2008, with respect to the offer and sale of the Shares, filed with the Commission on November 5, 2008, pursuant to Rule 424(b) under the Act; and

(v)   the final prospectus, consisting of the Base Prospectus, as supplemented by a prospectus supplement, dated November 5, 2008, with respect to the offer and sale of the Shares, filed with the Commission on November 6, 2008, pursuant to Rule 424(b) under the Act (the "Prospectus").

Pepco Holdings, Inc.
Page 2
November 6, 2008

        In connection with this opinion, I, or my representatives, also have examined or caused to be examined originals, or copies certified or otherwise identified to my or their satisfaction as being true copies, of such instruments, certificates, records and other documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

        Based upon the foregoing, I am of the opinion that the Shares have been duly authorized and that the Shares, when issued and sold by the Company pursuant to the terms of the Purchase Agreement and upon receipt by the Company of full payment therefor in accordance with the Purchase Agreement, will be validly issued, fully paid and non-assessable.

        I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement and to the reference to my name under the heading "Legal Matters" in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

                        Very truly yours,

                         /s/ KIRK J. EMGE

                        Kirk J. Emge, Esq.